Direct Dial: 212-407-4935
e-mail: fstoller@loeb.com

November 4, 2005

John Reynolds, Assistant Director Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Argyle Security Acquisition Corporation Form S-1 Registration Statement File No. 333-126569

Dear Mr. Reynolds:

On behalf of our client, Argyle Security Acquisition Corporation, a Delaware corporation (the “Company,”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1 (No. 333-126569) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 4 responds to the comments set forth in the Staff’s letter dated November 1, 2005 (the “Staff’s Letter”). In order to facilitate your review of Amendment No. 4, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 4.

Securities and Exchange Commission
November 4, 2005

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response

General

1.
At each closing relating to the sale of securities pursuant to the offering (the initial closing and any closing related to the underwriters’ exercise of the over-allotment option), the underwriters will have earned their compensation in full with respect to such closing. Assuming that the underwriters exercise their over-allotment option in an amount that does not exceed the net syndicate short position, pursuant to Rule 100 of Regulation M, the underwriters will have completed their participation in the distribution on the date that all the securities to be sold in the offering have been distributed. The underwriters have no obligation to perform any services on behalf of the Company or related to the Company’s securities after such date. The co-managers of the offering agreed to defer a portion of their compensation in response to changing market conditions and no action on the part of any underwriter is or will be required for the co-managers to receive their deferred compensation. In addition, based upon the “Frequently Asked Questions About Regulation M” published by the Division of Market Regulation (dated October 27,1999 and revised April 12, 2002) (the “FAQs”), any applicable restricted period under Regulation M in connection with a business combination in which securities are to be distributed will have ended either on the date in which the target shareholders can vote on the merger or exchange or, in the case of the acquisition of a privately-held company, the later of the execution of the definitive acquisition agreement or the end of any valuation period. Since the deferred compensation would only be paid following the consummation of a business combination, the restricted periods for both the initial public offering and in connection with any business combination will have ended. Accordingly, we believe that Regulation M is inapplicable to any payments to be received by the underwriters as deferred compensation upon consummation of a business combination. If and to the extent Regulation M becomes applicable in the context of a business combination, the underwriters receiving the deferred compensation have advised that they will comply with Regulation M and not make a market in the Company’s securities during the period set forth in the FAQs.

2.
The proposed purchase of 125,000 units in the offering by members of the Company’s management team is not part of a directed share program. These units will be sold on the same terms and conditions as others participant in the offering and will not be reserved for any other “directed share purchasers.” While we note that the prospectus speaks of an “agreement” for the purchase of the 125,000 units, as with many statements in the Registration Statement, it is speaking as of the date of the final prospectus. The IPO Share Agreement, which will memorialize management’s obligation to the proposed purchase of the 125,000 units in the offering, will be executed, together with the underwriting agreement, upon the effectiveness of the Registration Statement. Disclosure of the purchase has been made in accordance with the FAQs, which provide that affiliated purchasers of an issuer may purchase securities in a distribution, provided that disclosure is made in the applicable registration statement if such information would be material to investors’ decision to buy in the offering.

Securities and Exchange Commission
November 4, 2005

3.
The structure of the offering was negotiated by the Company and the lead underwriter based on market conditions and a general analysis, in terms of cash and leverage ratios, of the amount of money that would be required, based on managements’ industry knowledge, to acquire a mid-size company in the security industry. Disclosure to such effect has been provided in “Underwriting-Pricing of Securities.” Some of the terms of the offering were revised after the initial filing of the Registration Statement in response to, among other things, changing market conditions with respect to “blank check” company offerings. The Company’s management did not engage in any evaluations or discussions with respect to a prospective business combination with the Company or any other blank check company prior to or subsequent to the formation of the Company. Therefore, management has no particular information relating to its ability to consummate a business combination. See also the response to comment 5 below.

Risk Factors

4.	The disclosure in risk factor six has been updated in accordance with the comment in the Staff’s Letter.

Securities and Exchange Commission
November 4, 2005

Conflicts of Interest

5.
Although the Company’s management does not contemplate engaging in a business combination with Electronics Line 3000 and has not spoken to any other member of the management of Electronics Line 3000 regarding such a business combination, the Company would not be prohibited from entering into a transaction with Electronics Line 3000 if the Company determined that a transaction with Electronics Line 3000 would be in the best interests of the Company. If a business combination with Electronics Line 3000 became a possibility, Messrs. Marbut and Chaimovski would recuse themselves from voting on or negotiating the transaction for the Company or Electronics Line 3000. In addition, the Company would obtain the opinion of an independent investment banking firm as to the fairness of the transaction from a financial point of view. Finally, any business combination between the Company and Electronics Line 3000 would be structured to comply with Israeli, German (where Electronics Line 3000 is public) and United States securities laws. The disclosure has been revised in accordance with the comment in the Staff’s Letter.

Principal Stockholders

6.
Pursuant to a conversation with William Bennett, Esq., we were advised that the disclosure in the beneficial ownership table is satisfactory. We have revised the disclosure in “Certain Transactions” and “Underwriting” in accordance with the comment in the Staff’s Letter.

Underwriting

7.	Please see our response to comment 2 of the Staff’s Letter.

Financial Statements
Note 5 - Commitments and Contingencies

8.	As discussed with Blaise Rhodes of the Staff, the volatility factor has been corrected to 44%.

Securities and Exchange Commission
November 4, 2005

Part II
Item 26. Exhibits

9.
Neither Exhibit 10.12 nor Exhibit 10.15 has been executed. Both agreements will be executed upon the effectiveness of the Registration Statement. In addition, Schedule A to Exhibit 10.12 which sets forth the allocation of the 125,000 unit purchase has not yet been determined.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

Sincerely,

By:	/s/ Fran Stoller
Fran M. Stoller Loeb & Loeb LLP